Exhibit 4.11

November 29, 2006
Page l

EMPLOYEE RETENTION AGREEMENT

This Employee Retention Agreement (“Agreement”) is entered into between UB Precision Co., Ltd. (“Purchaser”) and Elbit Vision System Ltd. (“Seller”), which hereinafter together will be referred to as “Parties” and individually as “Party,” as an attachment to the Stock and Loan Purchase Agreement (“Stock and Loan Purchase Agreement”) between Purchaser and Seller dated December 1, 2006 (“Effective Date”). Parties agree that capitalized terms used but not otherwise defined herein shall have the meaning set forth in Stock and Loan Purchase Agreement.

WHEREAS, Parties acknowledge and agree that the value of shares (“Shares”) of Yuravision Co., Ltd. (“the Company”) being transferred under Stock and Loan Purchase Agreement is significantly based on the continued employment of certain key employees of the Company named below either with the Company or with the Purchaser following the merger of the Company into the Purchaser (which hereinafter will be referred to as “Employees” as a group and individually as “Employee”);

WHEREAS, Purchaser desires to be compensated from Seller for any decrease in the value of Shares resulting from departure of Employees as set forth herein and Seller agrees to provide certain compensation for such decrease as long as the terms, conditions and covenants set forth below are satisfied; and

WHEREAS, Purchaser has received written consent from Employees to continue their employment with Company or with the Purchaser following the merger of the Company into the Purchaser, as applicable, until the Expiration Date.

NOW, THEREFORE, in order to provide incentives for the continued services of Employees, Seller and Purchaser agree on the following terms and conditions:

November 29, 2006

1.	This Agreement shall be effective until November 30, 2008 (“Expiration Date”).

2.

Purchaser agrees that in its dealings with Employees, Purchaser will utilize its best effort and manners and act in a commercially reasonable manner at all times to decrease the risk of the departure of any of Employees.

3.

Subject to Section 4 and the following two sentences, Seller agrees that: (i) 35% of the principal amount of Loan (“Principal Amount”), namely USD 280,000, shall be deducted from Principal Amount in the event that the employment of Sun Gi Kim, resident registration number (“RRN”) 720909-1067514, with the Company or with the Purchaser following the merger of the Company into the Purchaser, as applicable, is terminated before Expiration Date; and (ii) 20% of Principal Amount, namely USD 160,000, shall be deducted from Principal Amount upon the termination of the employment with the Company or with the Purchaser following the merger of the Company into the Purchaser, as applicable, before Expiration Date of any of Hyun Wook Shin, RRN 730802-1094828, Taek Kyu Lee, RRN 740406-1026024, Jong Min Kim, RRN 731028-1031217, Ja Yong Park, RRN 770123-1531216, or Hee Min Kang, RRN 780929-1708421, provided, however, that notwithstanding the above, the sum of the aggregate amount deducted from Principal Amount shall not exceed Principal Amount, namely USD 800,000. In case an Employee’s departure results from Company’s or Purchaser’s, as applicable, termination of such Employee, no deduction shall be made from Principal Amount. In the event termination or resignation of Employee is due to failure of Purchaser or Company, as applicable, to comply to any of the followings, then no deduction shall be made from Principal Amount:

	a.	Application of this Section shall be based on the condition that Employees comply with the Korean Labor Standards Act and the Employment Rules of Purchaser or Company, as applicable;

November 29, 2006

	b.	Purchaser or Company, as applicable, shall not reduce title or the level of Employee’s reporting relationship, compensation or benefits without Employee’s consent;

c.

Purchaser or Company, as applicable, shall not relocate principal place of employment beyond 20 km from his/her current location; unless such relocation is necessary on a temporary basis in order to perform activities relating to equipment set-ups and customer services; and

d.

Purchaser or Company, as applicable, shall provide benefits that are equivalent to those provided to other employees of Purchaser or Company, as applicable, on a company-wide basis, including without limitation, fringe benefits, stock options, paid-leave days, or increase in salaries, bonuses, incentives or other payments to the employee, provided that incentives payments may be made based on performance of Employees.

4.

In the event that the Company is not merged into Purchaser after Effective Date, Seller may appoint one director of the Company until Expiration Date as long as the Company remains as a separate entity from Purchaser. In the event that the Company is merged into Purchaser, Seller shall have right to visit, meet, and/or interview Employees as deemed necessary by Seller in order to monitor Purchaser’s obligations under Section 2 of this Agreement until Expiration Date. In case the employment of any Employee is terminated and as a result a deduction is to be made from the Purchase Price, Seller shall have an opportunity to replace such Employee with a person who is reasonably qualified, to perform the duties of such Employee. Purchaser may not unreasonably deny the replacement of such Employee and shall accept such person to replace such Employee, if that person is reasonably qualified to perform the duties of such Employee. Upon the Seller presenting a person to replace the Employee in accordance with the above provisions, no deduction shall be made from Principal Amount for the termination of the employment of such Employee.

November 29, 2006

5.

This Agreement shall be construed in accordance with, and governed in all respects by, the, the laws of Korea (without giving effect to principles of conflicts of laws). Each Party to this Agreement consents to the exclusive jurisdiction and venue of the Suwon District Court of Korea.

6.

Together with Stock and Loan Purchase Agreement, this Agreement shall constitute the entire agreement of Parties with respect to its subject matter and supersedes all prior oral or written agreements in regard thereto.

7.	This Agreement is written in the English language, and the English language text of this Agreement shall prevail over any translation thereof.

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed by their duly authorized representatives in original copies as of the date first above written.

Seller: Elbit Vision System Ltd.

By: /s/ Nir Alon —————————————— Name: Nir Alon Title Director

Purchaser: UB Precision Co., Ltd.

By: /s/ An Yun Tae —————————————— Name: An Yun Tae Title: